EXHIBIT 8


                     EXECUTIVE CHANGE OF CONTROL AGREEMENT

     AGREEMENT effective as of as of May 23, 2000 between Central Newspapers, Inc. (the "Company") and Eric S. Tooker ("Executive").

     WHEREAS, Executive is currently a valued employee of the Company; and

     WHEREAS, the Company desires to retain the services of Executive in anticipation of a possible transaction which may result in a Change of Control (as defined below); and

     WHEREAS, the parties desire to enter into this Agreement;

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

     1. Definitions. For purposes of this Agreement, the following terms shall have the meanings indicated.

     "Affiliate" and "Associate" have the respective meanings accorded to such terms in Rule 12b-2 under the Exchange Act as in effect on the date hereof.

     "Base Salary" means Executive's annual base salary as in effect as of the occurrence of a Change of Control or, if greater, as in effect as of the Termination Date.

     "Beneficial Ownership." A Person shall be deemed the "Beneficial Owner"of, and shall be deemed to "beneficially own," securities pursuant to Rule 13d-3 under the Exchange Act as in effect on the date hereof.

     "Board" means the Board of Directors of the Company.

     "Bonus Amount" means the highest annual bonus paid to Executive in respect of the three consecutive fiscal years of the Company ended immediately prior to the Change of Control under the CNI Annual Incentive Plan or, if greater, the highest annual bonus paid to Executive in respect of any annual period ended after the occurrence of a Change of Control, but prior to the Termination Date.

     "Cause" means (i) Executive's willful and continued failure substantially to perform his duties with the Company (other than as a result of total or partial incapacity due to physical or mental illness or as a result of termination by Executive for Good Reason) after a written demand for substantial performance is delivered to Executive and Executive shall have failed during the 30 day period following delivery of such written demand to have corrected such failure, (ii) any willful act or omission by Executive constituting dishonesty, fraud or other malfeasance against the Company or (iii) Executive's conviction of a felony under the laws of the United States or any state thereof or any other jurisdiction in which the Company conducts business. No act or failure to act on Executive's part shall be deemed willful unless done or omitted to be done by Executive not in good faith and without reasonable belief that Executive's action or omission was in the best interest of the Company. Notwithstanding the foregoing, Cause shall exist only upon the delivery to Executive of a notice of termination (as described in Section 4(d)) accompanied by a copy of a resolution duly adopted by the affirmative vote (which cannot be delegated) of not less than three-quarters (3/4) of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board Executive is guilty of conduct set forth in subclauses
(i), (ii) or (iii) above and specifying the particulars thereof in detail.

     "Change of Control" means the first of the following events to occur following the date hereof:

          (a) Any Person (other than an Excluded Person) acquires, together with all Affiliates and Associates of such Person, Beneficial Ownership of securities representing 30% or more of the combined voting power of the Voting Stock then outstanding, unless such Person acquires Beneficial Ownership of 30% or more of the combined voting power of the Voting Stock then outstanding solely as a result of an acquisition of Voting Stock by the Company which, by reducing the Voting Stock outstanding, increases the proportionate Voting Stock beneficially owned by such Person (together with all Affiliates and Associates of such Person) to 30% or more of the combined voting power of the Voting Stock then outstanding; provided, that if a Person shall become the Beneficial Owner of 30% or more of the combined voting power of the Voting Stock then outstanding by reason of such Voting Stock acquisition by the Company and shall thereafter become the Beneficial Owner of any additional Voting Stock which causes the proportionate voting power of Voting Stock beneficially owned by such Person to increase to 30% or more of the combined voting power of the Voting Stock then outstanding, such Person shall, upon becoming the Beneficial Owner of such additional Voting Stock, be deemed to have become the Beneficial Owner of 30% or more of the combined voting power of the Voting Stock then outstanding other than solely as a result of such Voting Stock acquisition by the Company;

          (b) During any period of two consecutive years (not including any period prior to the date hereof), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority of Directors then constituting the Board;

          (c) A reorganization, merger or consolidation of the Company is consummated (other than a reorganization resulting from the Company's insolvency), in each case, unless, immediately following such reorganization, merger or consolidation, (i) more than 50% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Voting Stock outstanding immediately prior to such reorganization, merger or consolidation in substantially the same proportion as their beneficial ownership of the Voting Securities immediately before the reorganization, merger or consolidation, (ii) no Person (but excluding for this purpose any Excluded Person and any other Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 30% or more of the voting power of the outstanding Voting Stock) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

          (d) The consummation of (i) a complete liquidation or dissolution of the Company (other than as a result of the Company's insolvency) or (ii) the sale or other disposition of all or substantially all of the assets of the Company, other than to any corporation with respect to which, immediately following such sale or other disposition, (A) more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Voting Stock outstanding immediately prior to such sale or other disposition of assets, (B) no Person (but excluding for this purpose any Excluded Person and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 30% or more of the voting power of the outstanding Voting Stock) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of such corporation or the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Company.

Notwithstanding the foregoing, in no event shall a "Change of Control" be deemed to have occurred (i) as a result of the formation of a Holding Company, or (ii) with respect to Executive, if Executive is part of a "group," within the meaning of Section 13(d)(3) of the Exchange Act as in effect on the date hereof, which consummates the Change of Control transaction. In addition, for purposes of the definition of "Change of Control" a Person engaged in business as an underwriter of securities shall not be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of forty days after the date of such acquisition.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means the Company and any successor (whether direct or indirect) to all or substantially all of the stock, assets or business of the Company.

     "Director" means a full voting member of the Board.

     "Disability" means a disability entitling Executive to receive disability benefits under the Company's group long-term disability insurance policy as in effect from time to time.

     "Exchange Act" means the Securities and Exchange Act of 1934, as amended.

     "Excluded Person" means (i) the Eugene C. Pulliam Trust and any trustee or beneficiary thereof, (ii) the Company; (iii) any of the Company's Subsidiaries;
(iv) any Holding Company; (v) any employee benefit plan of the Company, any of its Subsidiaries or a Holding Company; or (vi) any Person organized, appointed or established by the Company, any of its Subsidiaries or a Holding Company for or pursuant to the terms of any plan described in clause (v).

     "Final Year Bonus" means an amount equal to the greater of (i) the maximum annual bonus that Executive is eligible to receive under the CNI Annual Incentive Plan in respect of the fiscal year in which a Change of Control has occurred or (ii) the maximum annual bonus that Executive was eligible to receive in respect of the fiscal year in which the Termination Date occurs (or if not yet determined as of the Termination Date, the fiscal year ended immediately prior to the Termination Date), in each case under (i) and (ii) assuming that all applicable performance goals and objectives were fully achieved and such maximum bonus was deemed payable.

     "Good Reason" means:

          (i) Removal from, or failure to be reappointed or reelected to, the position Executive holds with the Company immediately prior to a Change of Control (other than as a result of a promotion);

          (ii) Material diminution in Executive's title, status, position, duties or responsibilities (including any such diminution resulting from a transaction in which the Company becomes a subsidiary of another entity following which Executive does not hold a position in the parent entity with a status, duties and responsibilities (including reporting responsibility) which are similar to those of the position held by Executive immediately prior to such transaction), or the assignment to Executive of duties that are inconsistent, in a material respect, with the scope of duties and responsibilities associated with the position of Executive immediately prior to the Change of Control;

          (iii) Failure by the Company to pay Executive any compensation otherwise vested and due if such failure continues for ten business days following notice to the Company thereof;

          (iv) Reduction in base salary, bonus opportunity or benefits;

          (v) Relocation of Executive to an office of the Company more than 50 miles from his current office; or

          (vi) Any reason during the 30 day period following the first anniversary of a Change of Control;

provided that any such event described in (i) through (v) above initially occurring prior to the first anniversary of a Change of Control shall not be deemed to constitute Good Reason following such anniversary.

     "Holding Company" means an entity that becomes a holding company for the Company or its businesses as a part of any reorganization, merger, consolidation or other transaction, provided that the outstanding shares of common stock of such entity and the combined voting power of the then outstanding voting securities of such entity entitled to vote generally in the election of directors is, immediately after such reorganization, merger, consolidation or other transaction, beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Voting Stock outstanding immediately prior to such reorganization, merger, consolidation or other transaction in substantially the same proportions as their ownership, immediately prior to such reorganization, merger, consolidation or other transaction, of such outstanding Voting Stock.

     "Non-Compete Term" means the period commencing on the date of a Change of Control and ending on the later of the second anniversary of the occurrence of the Change of Control or the second anniversary of the Termination Date, but in no event shall the Non-Compete Term extend beyond the third anniversary of the occurrence of the Change of Control.

     "Option" means any option to purchase Class A common stock of the Company (or such other securities of the Company that may be substituted for such stock of the Company) granted to Executive by the Company under any plan, arrangement or agreement before or after the date hereof, but prior to a Change of Control.

     "Performance Goal" means any Performance Goal (as defined in the Central Newspapers, Inc. 1999 Long-Term Incentive Plan) or any similar goal, objective or standard established with respect to any compensatory award.

     "Performance Share" and "Performance-Based Award" means the awards so titled under the terms of the Central Newspapers, Inc. 1999 Long-Term Incentive Plan and any similar stock-based awards issued by the Company under any other plan, arrangement or agreement, in each case granted before or after the date hereof, but prior to a Change of Control.

     "Person" means an individual, corporation, partnership, association, trust or any other entity or organization.

     "Restricted Stock Award" means the awards so titled under the terms of the Central Newspapers, Inc. 1999 Long-Term Incentive Plan and any similar stock-based awards issued by the Company under any other plan, arrangement or agreement granted before or after the date hereof but before a Change of Control.

     "Termination Date" means, in the event of a termination of Executive's employment for Cause, the date on which a copy of the Board resolution described in the definition of Cause above is adopted and delivered to Executive in accordance with the procedures set forth in the definition of Cause (or such later date set forth in such resolution not more than 10 days after the adoption of such resolution), and in the event of a termination of Executive's employment for any other reason or cause, the last day of Executive's employment.

     "Voting Stock" means securities of the Company entitled to vote generally in the election of members of the Board.

     2. Term of Agreement. This Agreement shall be in effect for the period commencing on May 23, 2000, and ending May 23, 2002; provided, however, that the term of this Agreement shall be automatically extended for one (1) year on May 22, 2002 and on each May 22, thereafter unless either the Company or Executive shall have given written notice to the other at least ninety (90) days prior thereto that the term of this Agreement shall not be so extended; and provided, further, that, to the extent this Agreement shall not have expired pursuant to the foregoing prior to a Change of Control, then notwithstanding any such notice by the Company not to extend, following such Change of Control, the term of this Agreement shall not expire prior to the later of the expiration of the second anniversary of the Change of Control or the date that all of the obligations of the parties under the Agreement have been fulfilled. For the avoidance of doubt, during the periods prior to a Change of Control and following the expiration of this Agreement, Executive's employment shall be deemed an employment at will and any termination of Executive's employment by Executive or the Company or by retirement, disability or death during such periods shall not be deemed to trigger any of the benefits under Section 4.

     3. Benefits Upon a Change of Control.

     (a) Vesting of Stock-Based Awards. Provided that Executive remains in the employment of the Company as of the date immediately preceding a Change of Control, then upon the occurrence of the Change of Control:

          (i) each Option and SAR then held by Executive shall become fully (100%) vested and exercisable;

          (ii) any and all forfeiture provisions, transfer restrictions and any other restrictions applicable to each Restricted Stock Award then held by Executive shall immediately lapse in their entirety;

          (iii) the Performance Goals applicable to any Performance Shares and Performance-Based Awards granted to Executive and outstanding immediately prior to the Change of Control (and any other applicable goals or objectives necessary for the vesting and payment of Performance Shares and Performance-Based Awards) will be deemed to have been fully satisfied (i.e., achieved at the maximum performance level) and all forfeiture provisions, transfer restrictions and any other restrictions applicable to any such Performance Shares and Performance-Based Awards shall immediately lapse in their entirety and all such awards shall be fully and immediately payable; and

          (iv) Executive shall be fully vested in his benefit under the Company's Directors' and Officers' Charitable Awards Program and the Company's obligations and Executive's rights under such plan shall be binding and irrevocable and any bequests made by Executive under such plan shall be paid in full by the Company upon Executive's death.

     (b) Retention Bonus. If (i) the Company enters into a written agreement providing for a Change of Control involving the sale, transfer or exchange of all of the outstanding capital stock of the Company (by way of a sale to an acquiror or a merger of the Company with or into any other entity) or the sale of all or substantially all of the assets of the Company to an acquiror, (ii) such transaction is consummated and (iii) Executive remains in the employment of the Company as of the date immediately preceding the consummation of such transaction, then the Company shall pay to Executive in a single cash payment, as of the date of the occurrence of the Change of Control, a bonus in the amount of $1,000,000.

     4. Severance.

     (a) Termination Without Cause by the Company or by Executive for Good Reason. If Executive's employment with the Company is terminated during the period commencing as of the occurrence of a Change of Control and ending as of the second anniversary of the Change of Control (x) by the Company without Cause (other than by reason of Disability or death) or (y) by Executive for Good Reason, in lieu of any other severance benefits to which Executive would be entitled under any other plans or programs of the Company, Executive shall be entitled to the following benefits.

          (i) The Company shall pay Executive, within ten days after the Termination Date in a single cash payment the sum of (A) accrued unpaid Base Salary through the Termination Date, (B) any prior year bonus earned but not paid (in the amount determined prior to the Termination Date, or if such bonus has not been determined as of the Termination Date, an amount not less than the Bonus Amount) and (C) the full value of all vacation accrued but not used as of the Termination Date, determined as if the rules and practices applicable under the Company's vacation policy in place immediately prior to the Change of Control had remained in effect through the Termination Date.

          (ii) The Company shall pay Executive, within ten days after the Termination Date in a single cash payment, an amount equal to (A) three times the sum of Executive's Base Salary and Bonus Amount plus (B) the Final Year Bonus.

          (iii) During the 36 month period following the Termination Date the Company shall continue to provide to Executive and his eligible dependents the same benefits, protections and privileges that were provided to Executive and such dependents immediately prior to the occurrence of the Change in Control under each of the plans, programs and policies of the Company described below or, if more favorable to Executive, the same benefits, protections and privileges that were provided to Executive and such dependents under any similar plan, program or policy as in effect as of the Termination Date:

               (A) All Company medical and dental benefit plans, policies and coverages;

               (B) All Company life insurance plans, policies and coverages (including all AD&D supplemental coverage). For the 36 month period following the Termination Date the Company will maintain in effect unmodified any split dollar life insurance arrangement covering Executive and will continue to pay the applicable Company premium contribution, after which 36 month period Executive shall have all rights under such split dollar arrangement that would apply upon a termination of Executive's employment without cause, as set forth under such arrangement as in effect immediately prior to the occurrence of the Change in Control;

               (C) All long term disability plans, policies and coverages (including the Company's Executive Disability Plan (EDP));

               (D) The Company's executive financial counseling program;

               (E) The Company's executive automobile allowance/reimbursement policy; and

               (F) The Company policy for payment or reimbursement of Executive's dues and membership fees for social and professional clubs and associations of which Executive is a member as of the date of the Change of Control or the Termination Date.

     The foregoing benefits shall be provided on the same basis that they were provided immediately prior to the Change of Control (or if more favorable to Executive, the same basis as they were provided immediately prior to the Termination Date). Executive shall be required to contribute to the cost of such benefits at a rate no greater than the lesser of the rate of Executive's contribution immediately prior to the Change of Control or the rate of Executive's contribution immediately prior to the Termination Date. These benefits shall either be provided to the Executive on a non-taxable basis or Executive shall be entitled to an additional payment to offset any income tax obligations incurred with respect to such benefits, unless such benefits were provided to Executive on a taxable basis without a Company tax neutralization payment prior to the Termination Date. Executive agrees and consents that the continuation of Executive's medical benefits hereunder shall be in fulfillment and satisfaction of the Company's obligations under Section 4980B of the Code and Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended. If the Company determines that Executive cannot participate in any benefit plan during any portion of the relevant 36 month period because he is not actively performing services for the Company, the

     Company may provide such benefits under an alternate arrangement, such as through the purchase of an individual insurance policy that provides similar benefits. The amount of such continued coverage shall be determined, if applicable, by adding 36 additional months of age and service to Executive's actual age and service as of Executive's termination date and as if Executive earned compensation during such 36-month period at the rate in effect during the 12-month period immediately preceding his termination date. Executive's eligibility for any retiree medical or life coverage following such termination date shall also be determined by adding 36 additional months of age and service to Executive's actual age and service as of the termination date. Notwithstanding the foregoing, the Company's obligation to provide any of the foregoing benefits shall terminate as of the date that such benefit (or substantially similar benefit) is provided by any subsequent employer of Executive.

          (iv) The Company shall pay Executive, within ten days after the Termination Date, in a lump sum cash payment an amount in cash equal to the excess of (A) the Retirement Benefit (as defined below) had (v) each of the qualified and non-qualified pension, profit-sharing, deferred compensations and retirement savings plans maintained by the Company immediately prior to the Change of Control remained in effect unmodified through the third anniversary of the Termination Date, (w) Executive remained employed by the Company for such additional three complete years of credited service, (x) his annual compensation during such period been equal to the greater of his compensation immediately prior to the Change of Control or his compensation as of the Termination Date, (y) the Company made employer contributions (including employer matching contributions) during such period to each defined contribution plan in which Executive was a participant immediately prior to the Change of Control in an amount equal to the amount of such contribution for the plan year immediately preceding the plan year in which the Change of Control occurs and (z) he been fully (100%) vested in his benefit under each retirement plan in which he was a participant immediately prior to the Change of Control, over (B) the lump sum actuarial equivalent of the aggregate retirement benefit Executive is actually entitled to receive under such retirement plans. For purposes of this Section 4(a)(iv), the "Retirement Benefit" shall mean the lump sum present value actuarial equivalent of the aggregate retirement benefits Executive would have been entitled to receive under all of the Company's qualified and non-qualified pension, profit-sharing, deferred compensation and retirement savings plans in place immediately prior to the Change of Control. For this purpose the "actuarial equivalent" shall be (A) with respect to any defined contribution plan, the amount of the employer contribution under such plan to the account or for the benefit of Executive for the plan year immediately preceding the plan year in which the Change of Control occurs and (B) with respect to any defined benefit plan the amount determined in accordance with the actuarial assumptions used for the calculation of benefits under the Company's qualified pension plan as of the date immediately prior to the Change of Control, in each case in accordance with the methods described on Exhibit A hereto.

          (v) The Company shall reimburse Executive for the cost of any outplacement and career counseling services received by Executive within the three year period following the Termination Date, up to a maximum aggregate reimbursement of $15,000.

          (vi) Executive shall receive any other benefits under other plans and programs of the Company in accordance with their terms.

          (vii) Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor will any payments hereunder be subject to offset in respect of any claims which the Company may have against Executive, nor, except as provided in Section 4(a)(iii), shall the amount of any payment or benefit provided for in this Section 4 be reduced by any compensation earned as a result of Executive's employment with another employer.

     (b) Termination Due to Death or Disability. If Executive's employment with the Company is terminated during the period commencing as of the occurrence of a Change in Control and ending as of the second anniversary of the Change of Control by reason of Disability or death, in lieu of any other severance benefits to which Executive would be entitled under any other plans or programs of the Company, Executive shall be entitled to the following benefits.

          (i) The Company shall pay Executive or his estate, as applicable, within ten days of the Date of Termination in a single cash payment the sum of (A) accrued unpaid Base Salary through the Termination Date, (B) any prior year bonus earned but not paid (in the amount determined prior to the Termination Date, or if such bonus has not been determined as of the Termination Date, an amount not less than the Bonus Amount), (C) the Final Year Bonus, pro rated through the Termination Date and (D) the full value of all vacation accrued but not used as of the Termination Date, determined as if the rules and practices applicable under the

     Company's vacation policy in place immediately prior to the Change of Control had remained in effect through the Termination Date.

          (ii) Executive shall receive any other benefits, including without limitation disability and/or death benefits, under other plans or programs of the Company in accordance with their terms.

     (c) Any Other Termination. If Executive is terminated during the term of this Agreement following a Change of Control for any reason other than those set forth in Section 4(a) or 4(b), Executive shall be entitled to receive his accrued unpaid Base Salary through the Termination Date, any prior year bonus earned but not paid and the full value of all vacation accrued but not used as of the Termination Date, determined as if the rules and practices applicable under the Company's vacation policy in place immediately prior to the Change of Control had remained in effect through the Termination Date, payable in a single cash payment within ten days after the Termination Date, and any other benefits under other plans and programs of the Company in accordance with their terms, and the Company and its affiliates will have no further obligations under this Agreement with respect to Executive following the Termination Date.

     (d) Notice of Termination. Any purported termination of employment by the Company or by Executive following a Change of Control shall be communicated by written notice of termination to the other party hereto in accordance with
Section 7(h) which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. Any such notice given in connection with a termination for Cause shall be accompanied by a copy of the Board resolution described in the definition of Cause in Section 1 and adopted in accordance with the provisions of that definition.

     5. Certain Additional Payments by the Company.

     (a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code or similar section or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

     (b) Subject to the provisions of Section 5(c), all determinations required to be made under this Section 5, including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by PriceWaterhouseCoopers, or its successor firm (the "Accounting Firm") which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of termination of employment under this Agreement, if applicable, or such earlier time as is requested by Executive or the Company. When calculating the amount of the Gross-Up Payment, Executive shall be deemed to pay:

          (i) Federal income taxes at the highest applicable marginal rate of Federal income taxation for the calendar year in which the Gross-Up Payment is to be made, and

          (ii) any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-up Payment is to be made, net of the maximum reduction in Federal income taxes which could be obtained from deduction of such state and local taxes if paid in such year.

     If the Accounting Firm has performed services for the person, entity or group who caused the Change of Control, or affiliate thereof, Executive may select an alternative accounting firm from any nationally recognized firm of certified public accountants. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his or her federal income tax return. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Section 5(c) hereof, and Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

     (c) Executive shall notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after Executive knows of such claim and shall notify the Company of the nature of such claim and the date on which such claim is requested to be paid. Executive shall not pay such claim prior to the expiration of the thirty day period following the date on which it gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive shall:

          (i) give the Company any information reasonably requested by the Company relating to such claim,

          (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company,

          (iii) cooperate with the Company in good faith in order effectively to contest such claim, and

          (iii) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold Executive harmless, on an after-tax basis, for any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 5(c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to Executive, on an interest-free basis and shall indemnify and hold Executive harmless, on an after-tax basis, from any

Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statue of limitations relating to payment of taxes for the taxable year of Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

     (d) If after the receipt by Executive of an amount advanced by the Company pursuant to Section 5(c), Executive becomes entitled to receive any refund with respect to such claim, Executive shall (subject to the Company's complying with the requirements of Section 5(c)) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon by the taxing authority after deducting any taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 5(c), a determination is made that Executive shall not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial of refund prior to the expiration of thirty days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid under
Section 5(c). The forgiveness of such advance shall be considered part of the Gross-Up Payment and subject to gross-up for any taxes (including interest or penalties) associated therewith.

     6. Non-Competition; Non-solicitation; Confidentiality.

     (a) Executive acknowledges and recognizes the highly competitive nature of the business of the Company and its affiliates and accordingly agrees that, in consideration of the benefits and protections conferred under this Agreement and any Change of Control Bonus, if Executive remains in the employment of the Company as of the date immediately preceding a Change of Control, then during the Non-Compete Term, Executive will not, other than on behalf of the Company, engage, either directly or indirectly, as an employee, officer, consultant, director, independent contractor, investor or principal for his own account or jointly with others in any business that is principally engaged in the publication, in print or online, of a major circulation daily newspaper with a primary circulation market in Phoenix, Arizona or Indianapolis, Indiana metropolitan areas (the "Business"); provided, that nothing herein shall prevent Executive from owning, directly or indirectly, not more than five percent of the outstanding shares of, or any other equity interest in, any entity engaged in the Business and listed or traded on a national securities exchanges or in an over-the-counter securities market.

     (b) During the Non-Compete Term, Executive will not directly or indirectly employ, solicit, or receive or accept the performance of services by any current employee with managerial responsibility or other current key employee of the Company or any subsidiary of the Company, except in connection with general, non-targeted recruitment efforts such as advertisements and job listings.

     (c) Executive will not at any time (whether during or after his employment with the Company) disclose or use for his own benefit or purposes or the benefit or purposes of any other person, firm, partnership, joint venture, association, corporation or other business organization, entity or enterprise other than the Company and any of its subsidiaries or affiliates, any trade secrets, information, data, or other confidential information relating to customers, business plans, costs, marketing, sales activities, promotion, financing methods or the business and affairs of the Company generally, or of any subsidiary or affiliate of the Company, unless required to do so by applicable law or court order, subpoena or decree or otherwise required by law. The preceding sentence shall not apply to information which is not unique to the Company or which is generally known to the industry or the public other than as a result of Executive's breach of this covenant. Executive agrees that upon termination of his employment with the Company for any reason, he will return to the Company immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Company and its affiliates, except that he may retain personal notes, notebooks and diaries.

     (d) It is expressly understood and agreed that although Executive and the Company consider the restrictions contained in this Section 6 to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against Executive, the provisions of this Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any tribunal of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

     (e) Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of this Section 6 would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

     (f) The restrictions set forth above in Sections 6(a) and 6(b) above shall apply only if Executive remains in the employment of the Company as of the date immediately preceding a Change of Control, and shall be null and void if Executive's employment terminates for any reason prior to such date.

     7. Miscellaneous.

     (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Arizona.

     (b) Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the severance payable to Executive in the event of a termination of employment following a Change of Control during the term of this Agreement. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein or therein. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto.

     (c) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

     (d) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

     (e) Arbitration. With respect to any dispute between the parties hereto arising from or relating to the terms of this Agreement, the parties agree to submit such dispute to arbitration in Phoenix, Arizona under the auspices of and the employment rules of the American Arbitration Association. The determination of the arbitrator(s) shall be conclusive and binding on the Company and Executive and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. The arbitrators' fees shall be paid by the Company.

     (f) Attorneys Fees. In the event of a dispute by the Company, Executive or others as to the validity or enforceability of, or liability under, any provision of this Agreement, the Company shall reimburse Executive for all legal fees and expenses incurred by him in connection with such dispute except to the extent Executive's position is found by a tribunal of competent jurisdiction to have been frivolous.

     (g) Assignment and Successors. This Agreement shall not be assignable by Executive and shall be assignable by the Company only with the consent of Executive. This Agreement shall inure to the benefit of and be binding upon the personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees of Executive.

     (h) Notice. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the execution page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

     (i) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such U.S. federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

     (j) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement effective as of the day and year first above written.


                                    CENTRAL NEWSPAPERS, INC.


                                    By: /s/ Thomas K. MacGillivray
                                       --------------------------------
                                       Name:    Thomas K. MacGillivray
                                       Title:   Vice President and Chief
                                                  Financial Officer
                                       Address: 200 E. Van Buren Street
                                                Phoenix, Arizona


                                   EXECUTIVE

                                   /s/ Eric S. Tooker
                                   ------------------------------------
                                   Name:    Eric S. Tooker
                                   Address: 200 E. Van Buren Street
                                            Phoenix, Arizona